UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
      0-3579974
CUSIP NUMBER
      55272V106

 (Check one): ☐Form 10-K   ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D   ☐Form N-SAR ☐Form N-CSR

For Period Ended: August 31, 2005
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MFC Development Corp.

Full Name of Registrant

Former Name if Applicable

271 North Avenue, Suite 520

Address of Principal Executive Office (Street and Number)

New Rochelle, NY 10801

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) hasbeen attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's auditors have not completed the review of the August 31, 2005 financial statements.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Victor Brodsky	914 -636-3432

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss of approximately $178,000 as compared to a net loss of $1,001,000 for the three months ended August 31, 2004. The Company anticipates reporting a net loss of approximately $575,000 as compared to a net loss of $1,555,000 for the six months ended August 31, 2004. The decrease in the net loss in both periods is primarily related to the Company’s discontinued operations.

MFC DEVELOPMENT CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2005

	By:	/s/ Victor Brodsky
Victor Brodsky
Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)